UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                  No                     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                  No                     X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

BBVA has received a new communication from the Bank of Spain regarding the determination of its minimum requirement for own funds and eligible liabilities (“MREL”), as determined by the Single Resolution Board (“SRB”), that has been calculated taking into account the financial and supervisory information as of December 31, 2021. This communication repeals and supersedes the previous communication published on March 8, 2022 (with registration number 1354).

In accordance with this communication, BBVA has to reach, by January 1, 2024, an amount of own funds and eligible liabilities equal to 22.11% of the total risk weighted assets (“RWAs”) of its resolution group, on sub-consolidated level1 (the “MREL in RWAs”) of which 13.50% of the RWAs of its resolution group shall be met with subordinated instruments (the “subordination requirement in RWAs”).

In addition, BBVA has to reach, by January 1, 2022, an amount of own funds and eligible liabilities in terms of the total exposure considered for calculating the leverage ratio equal to 7.27% (the “MREL in LR”) of which 5.61% in terms of the total exposure considered for calculating the leverage ratio shall be met with subordinated instruments (the “subordination requirement in LR”).

The MREL in RWAs and the subordination requirement in RWAs do not include the combined capital buffer requirement which, according to applicable regulations and supervisory criteria, would currently be 3.31%.

The current own funds and eligible liabilities structure of the resolution group meets the MREL in RWAs, the MREL in LR, the subordination requirement in RWAs and the subordination requirement in LR.

MREL	MREL in RWAs	MREL in LR

Applicable requirement as of January 1, 2024	22.11%	-

Applicable requirement as of January 1, 2022	-	7.27%

Requirement including combined buffer requirement	25.42%	7.27%

Own funds and eligible liabilities as of March 31, 2023	26.89%	10.94%

1 Pursuant to BBVA Group’s MPE (Multiple Point of Entry) resolution strategy, as established by the SRB, the resolution group consists of Banco Bilbao Vizcaya Argentaria S.A. and the subsidiaries that belong to the same European resolution group. As of December 31, 2021, the RWAs of the resolution group amounted to 181,745 million euros and the total exposure considered for calculating the leverage ratio amounted to 487,444 million euros.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Subordination requirement	Subordination requirement in RWAs	Subordination requirement in LR

Applicable requirement as of January 1, 2024	13.50%	-

Applicable requirement as of January 1, 2022	-	5.61%

Requirement including combined buffer requirement	16.81%	5.61%

Own funds and subordinated eligible liabilities as of March 31, 2023	22.19%	9.02%

Madrid, June 14, 2023

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: June 14, 2023	By:	/s/ Eduardo Ávila Zaragoza

	Name:	Eduardo Ávila Zaragoza
	Title:	Head of supervisory relations